UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number 001-09038

CENTRAL FUND OF CANADA LIMITED

(Translation of registrant’s name into English)

Suite 805, 1323 - 15th Avenue S.W., Calgary, Alberta , Canada  T3C 0X8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CENTRAL FUND OF CANADA LIMITED (Registrant)

Date: August 5, 2009	By: /s/ J.C. STEFAN SPICER _______________________________ (Signature) J.C. Stefan Spicer, President & CEO

EXHIBIT INDEX

EXHIBIT NO.          DESCRIPTION

99.1                            Press Release Dated August 5, 2009

EXHIBIT 99.1

CENTRAL FUND ANNOUNCES PROPOSED OFFERING

For Immediate Release to

Marketwire and

U. S. Disclosure Circuit

TSX SYMBOLS: CEF.A (Cdn. $) and CEF.U (U.S. $)

NYSE AMEX SYMBOL: CEF

TORONTO, Ontario (August 5, 2009) – Central Fund of Canada Limited (“Central Fund”) of Calgary, Alberta announced today that it plans to offer Class A Shares of Central Fund to the public in Canada (except Québec) and in the United States under its existing U.S.$750,000,000 base shelf prospectus dated March 31, 2008 and filed with the securities commissions in each of the provinces and territories of Canada, except Québec, and under the multijurisdictional disclosure system in the United States pursuant to a proposed underwritten offering by CIBC. Central Fund will only proceed with the offering if it is non-dilutive to the net asset value of the Class A Shares owned by the existing Shareholders of Central Fund.

The remaining amount of approximately U.S.$131,000,000 of the original U.S.$750,000,000 provided for in the base shelf prospectus is available for this offering.

Substantially all of the net proceeds of the offering will be used for gold and silver bullion purchases, in keeping with the asset allocation policies established by the Board of Directors of Central Fund. Any additional capital raised by this offering is expected to assist in reducing the annual expense ratio in favour of the Shareholders of Central Fund.

Central Fund has filed a base shelf prospectus and registration statement with the Canadian securities regulatory authorities (except Québec) and the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the base shelf prospectus and prospectus supplements and any other documents Central Fund has filed with the securities commissions in each of the provinces and territories of Canada, except Québec, and the SEC for more complete information about Central Fund and this offering. You may obtain a copy of the base shelf prospectus and prospectus supplements filed in the United States from CIBC World Markets Corp., 425 Lexington Avenue, 5th Floor, New York, New York, 10017, by fax at 212-667-6303 or by e-mail at useprospectus@us.cibc.com. You may obtain a copy of the base shelf prospectus and prospectus supplements filed in Canada from CIBC, fax 416-594-7242 or request a copy by telephone at 416-594-7270.

Statements contained in this release that are not historical facts are forward-looking statements that involve risks and uncertainties. Central Fund’s actual results could differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those risks detailed in Central Fund’s filings with the Canadian securities regulatory authorities and the SEC.

Central Fund of Canada Limited (est. 1961) is an exchange tradeable, refined gold and silver bullion holding company. Class A Shares are qualified for inclusion in many North American regulated accounts. Central Fund’s bullion holdings are stored unencumbered in allocated, segregated and insured safekeeping in Canada, in the treasury vaults the Canadian Imperial Bank of Commerce. The gold and silver bullion is physically inspected by Ernst & Young LLP in the presence of Central Fund’s Directors and Officers as well as bank officials. Class A Shares are quoted on the NYSE Amex LLC, symbol CEF and on the TSX, symbols CEF.A (Cdn. $) and CEF.U (U.S. $).

For further information, please contact J.C. Stefan Spicer, President and CEO at 905-648-7878

Website: www.centralfund.com. Email: info@centralfund.com.